Writer's Direct Number
Writer's E-mail Address
 212.756.2376
Eleazer.Klein@srz.com



                                         April 24, 2019
VIA E-MAIL AND EDGAR
Christina E. Chalk
Senior Special Counsel, Office of Mergers and Acquisitions

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

                   Re: Mack-Cali Realty Corporation
                       Amendment No. 1 to Preliminary Proxy Statement (PRRN14A) on Schedule 14A
                       Filed April 22, 2019 by Bow Street LLC, et al.
                       File No. 001-13274

Dear Ms. Chalk:

        On behalf of Bow Street LLC and its affiliates (collectively, "Bow Street") and the other filing persons (together with Bow Street, the "Filing Persons") we are responding to your letter dated April 23, 2019 (the "SEC Comment Letter") in connection with the revised preliminary proxy statement on Schedule 14A filed on April 22, 2019 (the "Revised Preliminary Proxy
Statement") with respect to Mack-Cali Realty Corporation ("Mack-Cali" or the "Company"). We have reviewed the comments of the staff (the "Staff") of the Securities and Exchange Commission and respond below. For your convenience, the comments are restated below in italics, with our responses following.

        Concurrently with this letter, the Filing Persons are filing a second revised preliminary proxy statement on Schedule 14A (the "Second Revised Preliminary Proxy Statement"). The
Second Revised Preliminary Proxy Statement reflects revisions made in response to the comments of the Staff in the SEC Comment Letter, as well as other updating changes. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Second Revised Preliminary
Proxy Statement.

Schedule 14A

1. Refer to comments 2 and 3 in our prior comment letter dated April 19, 2019 and your response, including the revised disclosure provided in your amended preliminary proxy statement. While the
 Ms. Chalk
Page 2
April 24, 2019

revisions to your proxy statement (on page 1, footnotes 1 and 2) provide clarification on how you calculated NAV for ApartmentCo, expand to explain the basis for your belief that ApartmentCo's stock would trade at NAV. To the extent that such assumption is based on trading value of other publicly-traded REITs, explain how they compare to ApartmentCo in terms of financial leverage and debt levels.

        In response to the Staff's comment, the Filing Persons have provided further support to the assumption that ApartmentCo would trade at net asset value ("NAV") in footnote 2 on page 3 of the Second Revised Preliminary Proxy Statement. As previously stated in Bow Street's preliminary proxy statement, filed on April 16, 2019, and the Revised Preliminary Proxy
Statement, this NAV represented by approximately $19.20 per share was calculated based on the mid-point of management's estimated NAV for Mack-Cali's current residential assets, Mack-
Cali's Soho Lofts, and Harborside Plaza 4, all of which would be in ApartmentCo's residential portfolio. The Filing Persons believe that shares of ApartmentCo would trade near or at NAV given a growth profile that is superior to its peers, albeit with higher leverage. The Filing Persons note that publicly-listed apartment REITs generally trade at NAV, regardless of whether they are highly leveraged. By way of comparison, peers such as Mid-America Apartment Communities
Inc., Apartment Investment and Management Co., Essex Property Trust, Inc., AvalonBay
Communities Inc., Independence Realty Trust, Inc., Equity Residential, Camden Property Trust,
UDR, Inc., and NexPoint Residential Trust each respectively have loan-to-value ratios ("LTVs") of 26%, 33%, 26%, 20%, 50%, 24%, 21%, 27%, and 54%1 as compared to ApartmentCo, for
which the Filing Persons calculate an LTV of ~44%,2 taking into account current residential portfolio in addition to Soho Lofts and Harborside Plaza 4 at Company valuations. Further, based on market diligence, the Filing Persons believe strategic interest in such a REIT would be significant, suggesting it would trade with a so-called "takeout premium" embedded in its share price.

2. See our last comment above. Revise to include a disclaimer about the risk that the immediate value provided to Mack-Cali shareholders through your Transaction Proposal could be less than your $27-$29 per share estimate.

        In response to the Staff's comment, the Filing Persons have revised footnote 2 on page 3 of the Second Revised Preliminary Proxy Statement with added disclosure clarifying that there is no assurance or guarantee that any securities of the Company or a spin-off of the Company will trade at specific prices. In the same footnote, the Filing Persons have clarified that the immediate value provided to Mack-Cali stockholders through the Transaction Proposal could be less than $27-$29 per share of Mack-Cali common stock.



1Source for Nexpoint Residential Trust: "Nexpoint Residential Trust: Raymond James Institutional Investors Conference,"
Presentation, page 13 (Mar. 5. 2019.) Source for all other cited LTVs: Citi, "the Hunter Express," as of March 18, 2019.
2
 ApartmentCo LTV incorporates debt of $2,234m composed of $2,109 of property debt (as disclosed on page 7 of Mack-Cali's
Q4 Supplement, available on the Mack-Cali webpage (the "Supplement")) and $125m of capitalized discounting (Page 7,
Supplement); value of $5,075 million comprised of $4,721 million GAV (page 7, Supplement), $263.5 million of Soho Lofts, and
$90 million Harborside Plaza 4 (page 7, Supplement).


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 Ms. Chalk
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April 24, 2019

3. Refer to comment 5 in our prior comment letter dated April 19, 2019 and your response, including the revised disclosure in footnote 3 on page 4 of the revised proxy statement. Quantify the "substantial positions" you maintain in the REITs listed, which you cite as demonstrating Bow
Street's "track-record of heavy investments in REITs."

       In response to the Staff's comment and to avoid the potential for any confusion by stockholders on this point, the Filing Persons have removed indications that Bow Street's track-record of investments or positions in REITs have been "heavy" and "substantial" from the Second
Revised Preliminary Proxy Statement.

4. Refer to comment 6 in our last comment letter, and your response. Your response states that
"currently Bow Street and DWREI are not party to any formal arrangements or understandings with respect to the acquisition of Mack-Cali." If those entities are party to any informal arrangements or understandings, with respect to the Transaction Proposal or otherwise, relating to Mack-Cali, please describe in your revised preliminary proxy statement. Please revise or advise.

        In response to the Staff's comment, the Filing Persons respectfully note that the Filing
Persons are not party to any formal or informal agreement, arrangement or understanding with
DWREI with respect to the acquisition of the Company beyond the fact that they jointly submitted the Transaction Proposal. The Filing Persons have only had preliminary discussions regarding the broad parameters of potential arrangements with respect to the Transaction Proposal. As a result of the Company's refusal to seriously entertain the Transaction Proposal or enter into negotiations regarding such proposal, the Filing Persons have not reached anything amounting to a formal or informal agreement, arrangement or understanding with DWREI with respect to an acquisition of
Mack-Cali or with respect to anything else related to the Company.

                                               ***

        Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

                                                            Very truly yours,
                                                            /s/ Eleazer Klein
                                                            Eleazer Klein




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